SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )

Vale S.A.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

91912E105(1)

(CUSIP Number)

Gueitiro Matsuo Genso

Avenida das Américas, 700 — Bloco 8 — Loja 318

22640-100 Rio de Janeiro, RJ, Brazil

Tel. 55 21 3814-8901

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 14, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(1)  The CUSIP number is for the American Depositary Shares relating to the Common Shares.

CUSIP No.	91912E105	13D

1	NAMES OF REPORTING PERSONS BNDES Participações S.A. — BNDESPAR
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒(1) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Federative Republic of Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,176,730,159(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 448,934,429(3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,176,730,159
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.3% (See Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)  The Reporting Person may be deemed, for purposes of this Schedule 13D, a member of a group with Litel Participações S.A., Bradespar S.A. and Mitsui & Co. Ltd. only with respect to the Common Shares it beneficially owns that are subject to the shareholders’ agreement described in Item 4 of this Statement on Schedule 13D.

(2)   Includes the aggregate number of Common Shares of Vale S.A. with respect to which the Reporting Person may be deemed to share voting power pursuant to the shareholders’ agreement described in Item 4 of this Statement on Schedule 13D.

(3)   Includes the aggregate number of Common Shares of Vale S.A. directly beneficially owned by the Reporting Person.

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1	NAMES OF REPORTING PERSONS Banco Nacional de Desenvolvimento Econômico e Social - BNDES
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒(4) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Federative Republic of Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,176,730,159
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 448,934,429(5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,176,730,159
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.3% (See Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(4)  As the sole shareholder of BNDES Participações S.A. — BNDESPAR, the Reporting Person may be deemed, for purposes of this Schedule 13D, a member of a group composed of BNDES Participações S.A. — BNDESPAR, Litel Participações S.A., Bradespar S.A. and Mitsui & Co. Ltd. only with respect to the Common Shares directly beneficially owned by BNDES Participações S.A. — BNDESPAR that are subject to the shareholders’ agreement described in Item 4 of this Statement on Schedule 13D.

(5)   Includes the aggregate number of Common Shares of Vale S.A. directly beneficially owned by BNDES Participações S.A. — BNDESPAR. The Reporting Person may be deemed an indirect beneficial owner of such Common Shares as the sole shareholder of BNDES Participações S.A. — BNDESPAR.

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1	NAMES OF REPORTING PERSONS Bradespar S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒(6) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Federative Republic of Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,176,730,159(7)
	9	SOLE DISPOSITIVE POWER 332,965,266(8)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,176,730,159
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.3% (See Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(6)  The Reporting Person may be deemed, for purposes of this Schedule 13D, a member of a group with Litel Participações S.A., BNDES Participações S.A.—BNDESPAR and Mitsui & Co. Ltd. only with respect to the Common Shares it beneficially owns that are subject to the shareholders’ agreement described in Item 4 of this Statement on Schedule 13D.

(7)  Includes the aggregate number of Common Shares of Vale S.A. with respect to which the Reporting Person may be deemed to share voting power pursuant to the shareholders’ agreement described in Item 4 of this Statement on Schedule 13D

(8)  Includes the aggregate number of Common Shares of Vale S.A. directly held by Bradespar.

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1	NAMES OF REPORTING PERSONS Litel Participações S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒(9) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Federative Republic of Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,176,730,159(10) (11)
	9	SOLE DISPOSITIVE POWER 1,011,456,739(12)
	10	SHARED DISPOSITIVE POWER 97,026,670(13)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,176,730,159
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.3% (See Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(9)  The Reporting Person may be deemed, for purposes of this Schedule 13D, a member of a group with Bradespar S.A., BNDES Participações S.A.—BNDESPAR and Mitsui & Co. Ltd. only with respect to the Common Shares it beneficially owns that are subject to the shareholders’ agreement described in Item 4 of this Statement on Schedule 13D.

(10)  Includes 97,026,670 Common Shares indirectly held by Litel through Litela Participações S.A. (“Litela”).

(11)  Includes the aggregate number of Common Shares of Vale S.A. with respect to which the Reporting Person may be deemed to share voting power pursuant to the shareholders’ agreement described in Item 4 of this Statement on Schedule 13D.

(12)  Includes the aggregate number of Common Shares of Vale S.A. held directly by Litel.

(13)  Includes 97,026,670 Common Shares directly held by Litela. Litel directly beneficially owns 99.9% of the total share capital of Litela and thus may be deemed to indirectly beneficially own all of the Common Shares owned by Litela.

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1	NAMES OF REPORTING PERSONS Mitsui & Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒(14) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,176,730,159(15)
	9	SOLE DISPOSITIVE POWER 286,347,055(16)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,176,730,159
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.3% (See Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(14)  The Reporting Person may be deemed, for purposes of this Schedule 13D, a member of a group with Litel Participações S.A., BNDES Participações S.A.—BNDESPAR and Bradespar S.A. only with respect to the Common Shares it beneficially owns that are subject to the shareholders’ agreement described in Item 4 of this Statement on Schedule 13D.

(15)  Includes the aggregate number of Common Shares of Vale S.A. with respect to which the Reporting Person may be deemed to share voting power pursuant to the shareholders’ agreement described in Item 4 of this Statement on Schedule 13D.

(16)  Includes the aggregate number of Common Shares of Vale S.A. directly held by Mitsui.

CUSIP No.	91912E105	13D

Item 1.  Security and Issuer.

This statement relates to the common shares, no par value (the “Common Shares”) of Vale S.A. (“Vale”), a Brazilian company.

The principal executive offices of Vale are located at Avenida das Américas, 700 — Bloco 8 — Loja 318 22640-100 Rio de Janeiro, RJ, Brazil.

Item 2.  Identity and Background.

This statement is filed by the persons listed below (the “Reporting Persons”):

(1)         BNDES Participações S.A. — BNDESPAR (“BNDESPAR”), a company duly organized and existing in the Federative Republic of Brazil.  The address of BNDESPAR’s principal executive office is Av. República do Chile, 100 - Centro, Rio de Janeiro, R.J. - CEP: 20.031-917.

(2)         Banco Nacional de Desenvolvimento Econômico e Social — BNDES (“BNDES”), a Brazilian state-owned development bank and the sole shareholder of BNDESPAR.   The address of BNDES’s principal executive office is Av. República do Chile, 100 - Centro, Rio de Janeiro, R.J. - CEP: 20.031-917.

(3)         Bradespar S.A. (“Bradespar”), a company duly organized and existing in the Federative Republic of Brazil.  Bradespar is a holding company with investments in Brazil .  The address of Bradespar’s principal executive office is Avenida Paulista, 1450, 9º andar, 01310-917 São Paulo, SP Brazil.

(4)         Litel Participações S.A. (“Litel”), a company duly organized and existing in the Federative Republic of Brazil.  Litel is a holding company whose primary shareholders are certain Brazilian pension funds.  Litel was organized to hold an equity participation in Vale.  The address of Litel’s principal executive office is Rua da Assembleia, nº 10, 37º andar, 3701, parte,  20011-901 Rio de Janeiro, RJ, Brazil.

(5)         Mitsui & Co., Ltd. (“Mitsui”), a company duly organized and existing in Japan. Mitsui is primarily engaged in the business of worldwide trading of various commodities. The address of Mitsui’s principal executive office is Nippon Life Marunouchi Garden Tower, 1-3, Marunouchi 1-chome, Chiyoda-ku, Tokyo, 100-8631, Japan.

Certain information required by this Item 2 is provided in Exhibit 1, which is incorporated by reference herein for each executive officer and director of each Reporting Person as of the date of the event which requires the filing of this statement, August 14 2017.

None of the Reporting Persons nor, to the respective Reporting Person’s best knowledge, any of their respective directors or executive officers as of the date of the event which requires the filing of this statement, August 14, 2017, has, during the five years preceding such date, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons nor, to the respective Reporting Person’s best knowledge, any of their respective directors or executive officers as of the date of the event which requires the filing of this statement, August 14, 2017, has, during the five years preceding such date, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting

CUSIP No.	91912E105	13D

or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source of Funds.

The Reporting Persons previously held Common Shares indirectly through Valepar S.A. (“Valepar”), Vale’s former controlling shareholder.  On August 14, 2017, Valepar merged with and into Vale (the “Merger”).  As a result of the Merger, Vale issued a total of 1,908,980,340 Common Shares, no par value, in favor of the Reporting Persons (including Litela, a wholly-owned subsidiary of Litel) and Eletron S.A. (“Eletron”) to replace the 1,716,435,045 Common Shares and 20,340,000 preferred shares of Vale previously been held by Valepar, which were cancelled pursuant to the Merger.  Each Reporting Person and Eletron received 1.2065 Common Shares for each Valepar Common Share or preferred share they owned.

Prior to the Merger, BNDESPAR directly beneficially owned an additional 206,378,882 Common Shares and 66,185,272 preferred shares of Vale.  As the sole shareholder of BNDESPAR, BNDES may have been deemed an indirect beneficial owner of the Common Shares directly beneficially owned by BNDESPAR. BNDESPAR acquired an additional 61,830,281 Common Shares by tendering its preferred shares for conversion into Common Shares in the Voluntary Conversion described below in Item 4 of this Statement on Schedule 13D.

Item 4.  Purpose of Transaction.

On June 27, 2017, the shareholders of Vale approved a series of transactions for the purpose of enabling the listing of Vale on BM&FBOVESPA’s Novo Mercado special segment and making Vale a company without defined control.  The transactions (collectively the “Transaction”), which were originally proposed to Vale by Valepar, as instructed by the Reporting Persons, consist of the following interdependent steps:  (i)  the voluntary conversion of Vale’s class A preferred shares (“Preferred Shares”) into Common Shares, based on the conversion rate of 0.9342 Common Shares for each Preferred Share; (ii) the amendment of Vale’s bylaws so as to adjust them, as much as possible, to Novo Mercado rules so Vale may be effectively listed on such special segment (the “Bylaws Amendment”); and (iii) the Merger.

The offer period for the Voluntary Conversion commenced on June 28, 2017 and expired on August 11, 2017.  On August 11, 2017, Vale announced the results of the Voluntary Conversion, which settled on August 14, 2017.  As a result of the Voluntary Conversion, Vale issued 1,551,315,545 additional Common Shares in exchange for 1,660,581,830 Preferred Shares tendered into the Voluntary Conversion.

On August 14, 2017, the Merger was implemented. As a result of the completion of the Merger, Valepar was merged into Vale and ceased to exist, and Vale issued an additional 173,543,667 Common Shares, no par value, in favor of the Reporting Persons (including Litela) and Eletron.

On August 14, 2017, the Bylaws Amendment came into effect.

On August 14, 2017, BNDESPAR, Bradespar, Litel and Mitsui (the “Agreement Shareholders”) executed a new shareholders’ agreement (the “Vale Agreement”), in order to give Vale stability and to adapt its corporate governance structure during the period of transition to its new corporate structure without defined control. The Vale Agreement, which is attached as Exhibit 3, binds 20% of the totality of Vale’s Common Shares, but the Agreement Shareholders have undertaken to vote any additional Vale shares that they own in accordance with the terms of the Vale Agreement.  The Vale Agreement will be in force until November 9, 2020 and the Agreement Shareholders do not intend to renew the Vale Agreement. Under

CUSIP No.	91912E105	13D

Vale’s amended bylaws, if the Agreement Shareholders renew the Vale Agreement after its expiration and they continue to collectively own more than 25% of the total capital stock or of the total Common Shares of Vale, the Agreement Shareholders would be required to conduct a mandatory tender offer for all Vale’s Common Shares.

Pursuant to the Vale Agreement, the Agreement Shareholders are obligated not to transfer, by any means, either directly or indirectly, Vale shares they receive as a result of the implementation of the Proposal (“Lock-Up”) for six months after the date of the Vale Agreement, except for (i) the transfer of Vale’s shares by the Agreement Shareholders to their affiliates and their current shareholders, provided that such transferred shares shall remain subject to the Lock-Up, and (ii) the transfer of shares not subject to the Vale Agreement held by the Agreement Shareholders prior to the Transaction.

Other than as described above and in Item 6 or as set forth in the Vale Agreement, none of the Reporting Persons nor, to any Reporting Person’s best knowledge, any of the persons listed in Exhibit 1 hereto, currently has any plan or proposal which relates to or would result in any of the transactions described in Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a)  After giving effect to the Bylaws Amendment and the consummation of the Voluntary Conversion and the Merger, the Reporting Persons share voting power, and thus may be deemed to beneficially own, directly and indirectly, 2,176,730,159 Common Shares, or 44.3% of the issued and outstanding Common Shares. The Agreement Shareholders may also be deemed to be members of a Section 13(d) group with respect to such 2,176,730,159 Common Shares. Although it is not a party to the Vale Agreement, BNDES may also be deemed a member of the Section 13(d) group based on its indirect beneficial ownership of the Common Shares directly beneficially owned by BNDESPAR.

CUSIP No.	91912E105	13D

The Reporting Persons have direct beneficial ownership interests in the following Common Shares. Except as between BNDESPAR and BNDES and between Litel and Litela, the Reporting Persons do not have shared dispositive power with respect to any of these Common Shares.

	Common Shares Directly Owned(1)
	Number	% of Class
BNDESPAR(2) (3)	448,934,429	9.1%
BNDES(4)	0	0%
Bradespar(3)	332,965,266	6.8%
Litel(3) (5)	1,011,456,739	20.6%
Mitsui(3)	286,347,055	5.8%

(1) All percentages are based on 4,910,512,212 Common Shares issued and outstanding as of August 14, 2017 after giving effect to the consummation of the Voluntary Conversion and completion of the Merger.

(2) Includes (i) 206,378,882 Common Shares directly held by BNDESPAR immediately prior to the Voluntary Conversion and Merger, (ii) 61,830,281 Common Shares received by BNDESPAR upon consummation of the Voluntary Conversion in exchange for 66,185,272 preferred shares of Vale tendered by BNDESPAR, and (iii) 180,725,266 Common Shares received by BNDESPAR as a result of the Merger.

(3)  The Vale Agreement binds 20% of the totality of Vale’s Common Shares, but the Reporting Persons undertake to vote any additional Vale shares that they own in accordance with the terms of the Vale Agreement. Accordingly, each Reporting Person may be deemed to be a beneficial owner of the aggregate number of Common Shares owned by all Reporting Persons.

(4) As the sole shareholder of BNDESPAR, BNDES may be deemed an indirect beneficial owner of the Common Shares directly beneficially owned by BNDESPAR.

(5)  Includes 1,011,456,739 Common Shares directly held by Litel. Litela directly owns 97,026,670 Common Shares.  Litel directly beneficially owns 99.9% of the total share capital of Litela and thus may be deemed to indirectly beneficially own all of the Common Shares beneficially owned by Litela.

(b) With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or direct the disposition of, the Common Shares referenced in paragraph 5(a), none of the Reporting Persons has sole voting power over any Common Shares, each Reporting person has shared voting power with respect to 2,176,730,159 Common Shares, and:

(i)                                     Neither BNDESPAR nor BNDES has sole dispositive power with respect to any of the Common Shares. BNDESPAR and BNDES have shared dispositive power with respect to 448,934,429 Common Shares, of which 180,725,266 Common Shares are subject to a six-month Lock-Up pursuant to the Vale Agreement.

(ii)                                  Bradespar has sole dispositive power with respect to 332,965,266 Common Shares, subject to a six-month Lock-Up pursuant to the Vale Agreement.

(iii)                               Litel and Litela have shared dispositive power with respect to 97,026,670 Common Shares indirectly held by Litel through Litela. Litel has sole dispositive power with respect to 1,011,456,739 Common Shares, subject to a six-month Lock-Up pursuant to the Vale Agreement.

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(iv)                              Mitsui has sole dispositive power with respect to 286,347,055 Common Shares, subject to a six-month Lock-Up pursuant to the Vale Agreement.

(c) No transactions in the Common Shares, other than the acquisitions described herein, have been effected by any Reporting Person in the sixty days prior to the event, on August 14, 2017, that required the filing of this statement.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The description of the terms of the Vale Agreement set forth above in Item 4 is incorporated herein by reference.  This description is a summary only and is qualified in its entirety by the terms of the Vale Agreement, which is filed as Exhibit 3 to this Schedule 13D, and is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1:  List of Executive Officers and Directors of each Reporting Person as of the date of the event which requires the filing of this statement, August 14, 2017.

Exhibit 2: Joint Filing Agreement of the Reporting Persons.

Exhibit 3: Vale Agreement, dated August 14, 2017 (incorporated by reference to Vale S.A.’s current report on Form 6-K furnished to the SEC on August 15, 2017 (File No. 001-15030)).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 24, 2017

BNDES Participações S.A. — BNDESPAR

/s/ Paulo Rabello de Castro
By: Paulo Rabello de Castro
Title: Chief Executive Officer

/s/ Eliane Lustosa
By: Eliane Lustosa
Title: Officer

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 24, 2017

Banco Nacional de Desenvolvimento Econômico e Social — BNDES

/s/ Paulo Rabello de Castro
By: Paulo Rabello de Castro
Title: Chief Executive Officer

/s/ Eliane Lustosa
By: Eliane Lustosa
Title: Officer

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 24, 2017

Bradespar S.A.

/s/ Fernando Jorge Buso Gomes
By: Fernando Jorge Buso Gomes
Title: Chief Executive Officer

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 24, 2017

Litel Participações S.A.

/s/ Gilmar Dalilo Cezare Wanderley
By: Gilmar Dalilo Cezare Wanderley
Title: Financial Officer

/s/ Renato Proença Lopes
By: Renato Proença Lopes
Title: Administrative Officer

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 24, 2017

Mitsui & Co Ltd.

/s/ Makoto Suzuki
By: Makoto Suzuki
Title: Representative Director, Executive Vice President

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EXHIBIT INDEX

Exhibit No.	Description
1	List of Executive Officers and Directors of each Reporting Person as of the date of the event which requires the filing of this statement, August 14, 2017.

2	Joint Filing Agreement of the Reporting Persons.

3	Vale Agreement, dated August 14, 2017 (incorporated by reference to Vale S.A.’s current report on Form 6-K furnished to the SEC on August 15, 2017 (File No. 001-15030)).